UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-21513
CUSIP Number: 233377407

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 – REGISTRANT INFORMATION

DXP Enterprises, Inc.
Full Name of Registrant

N.A.
Former Name if Applicable

7272 Pinemont Drive
Address of Principal Executive Office (Street and Number)

Houston, TX 77040
City, State and Zip Code

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-SR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During October 2016, DXP Enterprises, Inc. (the “Company”) sold Vertex Corporate Holdings, Inc. for approximately $31 million in cash as well as sold 2,484,000 shares of stock for approximately $46.2 million under a public offering. Both sets of transactions consumed considerable amounts of time for senior management and accounting personnel. As a result, the Company is unable to file its Quarterly Report on Form 10-Q (including its financial statements) in a timely manner without unreasonable effort and expense. The Company expects to be able to file the Form 10-Q for the three and nine months ended September 30, 2016 within the allotted extension time.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Mac McConnell	713	996-4897
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒           No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒           No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sales for the three months ended September 30, 2016 decreased approximately $73.1 million, or approximately 24.1%, to approximately $230.0 million from $303.1 million for the prior year’s corresponding period. Gross profit for the three months ended September 30, 2016 decreased approximately $21.9 million, or approximately 25.5%, to approximately $63.8 million from the $85.7 million for the prior year’s corresponding period. Operating income (loss) for the three months ended September 30, 2016 increased from a loss of ($55.6) million to approximately $4.9 million of income for the third quarter of 2016. Excluding 2015 impairment expense of $58.9 million and the B27 settlement expense of $7.3 million, operating income for the three months ended September 30, 2016 decreased from $10.6 million in the third quarter of 2015 to approximately $4.9 million for the third quarter of 2016. These decreases are primarily the result of a decline in spending by oil and gas producers and related businesses stemming from a decline in the price of oil and gas.

Sales for the nine months ended September 30, 2016 decreased approximately $228.6 million, or 23.6%, to approximately $739.8 million from $968.4 million for the prior corresponding period. Gross profit for the nine months ended September 30, 2016 decreased approximately $70.8 million, or 25.8%, to approximately $204.2 million from $275.1 million for the prior corresponding period. Operating income (loss) for the nine months ended September 30, 2016 increased from a loss of ($23.5) million to approximately $11.8 million of income for the nine months ended September 30, 2016. Excluding 2015 impairment expense of $58.9 million and the B27 settlement expense of $7.3 million, operating income for the nine months ended September 30, 2016 decreased approximately $30.9 million, or approximately 72.4%, compared to the prior corresponding period. These decreases are primarily the result of a decline in spending by oil and gas producers and related businesses stemming from a decline in the price of oil and gas.

DXP ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2016	By:	/s/Mac McConnell
Mac McConnell
Senior Vice President & CFO